China Finance Online Co. Limited

9th Floor of Tower C, Corporate Square

NO.35 Financial Street, Xicheng District

Beijing 100033, China

March 9, 2012

VIA EDGAR AND FACSIMILE

Mr. Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	China Finance Online Co. Limited
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed on May 31, 2011
File No. 000-50975

Dear Mr. Gilmore:

China Finance Online Co. Limited (the “Company”, also “we”, “us”, or “our”) has hereby set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 10, 2012, with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2010 (the “Form 20-F”). We have recited the Staff’s comments in boldface type and have added our response directly below each comment. And the Company wishes to thank the Staff for taking the time to attend the conference call and discuss the Staff’s comments with the Company’s management on Friday, February 24, 2012.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects

B. Liquidity and capital resources, page 73

1.	We note your response to prior comment 3 indicates that you will not quantify the difference between retained earnings calculated under U.S. GAAP versus PRC accounting standards and regulations because retained earnings under PRC accounting standards and regulations is higher than retained earning calculated under U.S. GAAP. Please confirm that to the extent that retained earnings under PRC accounting standards and regulations is lower than retained earnings under U.S. GAAP in the future, you will quantify the difference in your disclosure.

The Company respectfully advises the Staff that we will quantify the difference in our future filings in the event that retained earnings under PRC accounting standards and regulations is lower than retained earnings under U.S. GAAP.

Item 15. Controls and Procedures, page 110

2.

We note your response to prior comments 5 and 6. It appears to us that those primarily responsible for the preparation of your books and records and financial statements, i.e. your Chief Financial Officer, Director of Finance and

Patrick Gilmore

Securities and Exchange Commission

March 9, 2012

Financial Reporting Manager, do not have the requisite U.S. GAAP experience to prepare financial statements in accordance with U.S. GAAP. In this regard, we note that the individuals listed above do not hold a license such as Certified Public Accountant in the U.S., have not attended extended educational programs that would provide a sufficient, relevant education relating to U.S. GAAP, and their U.S. GAAP experience, if any, primarily consists of the preparation of your U.S. GAAP financial statements.

Accordingly, we believe that you lack of U.S. GAAP experience constitutes a material weakness and thus your internal controls over financial reporting would not be effective. Please revise your conclusion on internal controls over financial reporting and explain in detail in your amendment that you have an accounting department with limited knowledge of U.S. GAAP, and disclose how you will remedy this material weakness in the future. You should also consider the impact of this material weakness on your conclusion regarding disclosure controls and procedures.

1. The Company’s Finance Team Has Sufficient U.S. GAAP Knowledge and Experience

In response to the Staff’s comments, the Company respectfully advises the Staff that the Company and its Audit Committee believe that the members of our finance team have the requisite U.S. GAAP knowledge, education, experience and on-going training to perform their designated roles. Furthermore, the Company has been unable to identify any rules or pronouncements of the Commission, or PCAOB standards, which would lead it to believe that such conclusion is erroneous. The Company respectfully requests that the Staff consider the following information and the fact that the Company has made a rational, informed judgment with respect to the level of expertise of its finance staff.

We have provided supplemental information in the following areas, (i) professional qualification, (ii) professional education and on-going trainings, (iii) professional experience, (iv) English language skills, and (v) an example of U.S. GAAP application process, all of which indicate our strong belief that our Chief Financial Officer (“CFO”), Director of Finance, and Financial Reporting Manager have sufficient U.S. GAAP knowledge and experience and are duly qualified to prepare our U.S. GAAP financial statements.

i.	Professional Qualification

Our CFO is a member of the U.S. Certified Management Accountants (“CMA”). In the Staff’s first comment letter on the Company’s 2010 Form 20-F dated September 15, 2011 (the “First Comment Letter”), it appears that CMA, along with Certified Public Accountant (“CPA”), are each considered professional designation that evidences an individual’s U.S. GAAP knowledge. (Page 4 of the First Comment Letter, “please tell us… whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant”). Our CFO has completed the CMA certificate and timely updates the knowledge and changing developments in SEC regulations and U.S. GAAP requirements with the finance team to further enhance the overall professional level.

Our CFO also has a professional designation of Chartered Financial Analyst (“CFA”), of which its curriculums include many U.S. GAAP related topics such as business combination, share-based compensation, investments in financial instruments, accounting for cost method investment, equity method investment, joint venture, income taxes, inventories, cash flow, etc.

Patrick Gilmore

Securities and Exchange Commission

March 9, 2012

The Company’s Financial Reporting Manager is a member of the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and the Chinese Institute of Certified Public Accountants (“CICPA”). The Company wishes to note that the high level of uniformity of the qualification standards in Hong Kong and in the U.S. has been recognized by the HKICPA and the International Qualifications Appraisal Board (“IQAB”) (which represents the American Institute of CPAs (“AICPA”) and the National Association of State Boards of Accountancy).

Our Director of Finance is a member of the Chartered Institute of Management Accountants (“CIMA”) in the United Kingdom, the world’s largest leading professional body of management accountants, which financial accounting and reporting is based on International Financial Reporting Standards (“IFRS”).

The CFO, the Director of Finance and Financial Reporting Manager all have professional qualifications, including CMA, CFA, CIMA, HKICPA or CICPA licences. With foundations in U.S. GAAP, IFRS and PRC Accounting Standards, they obtained and have been able to enhance their U.S. GAAP accounting knowledge through studying GAAP differences between IFRS and U.S. GAAP as well as reading accounting books such as Wiley GAAP to study the interpretation and application of U.S. GAAP. They also attend on-going training courses/seminars which help them expand their knowledge on U.S. GAAP into areas include disclosure requirements of financial statements and interpretations for U.S. GAAP guidance.

ii.	Professional Education and On-going Trainings

A. CFO

Our CFO received his MBA degree from New York University’s Leonard N. Stern School of Business, one of the top ten business schools in the U.S. During that time, he spent approximately 120 hours taking U.S. GAAP related courses, such as “Financial Reporting and Analysis”, “An Integrated Approach to Financial Statement Analysis”, “Corporate Finance”, and “Valuation”. The U.S. GAAP related topics in these curriculums include SEC reporting requirements for foreign registrants, revenue recognition, impairment for long-lived assets, accounting standards for derivative instruments and hedging activities, preparation of the statement of cash flows, etc. He also received a master of Economics in Accounting from Beijing Technology and Business University, of which accounting related courses were based on PRC Accounting Standards and IFRS.

Our CFO is also a member of CMA, and has spent approximately 30 hours annually on U.S. GAAP focused continuing professional education programs and taken routine exams pursuant to CMA requirements. CMA members are required to complete a minimum of 30 CPE credits each year. The latest CPE programs our CFO has attended related to U.S. GAAP and SEC rules include “Accounting for Derivatives”, “Lease Accounting: moving toward major changes”, “SEC Enforcement: how their agenda affects you”, “Fair Value: everything you wanted to know”, “XBRL: long anticipated, now required”, “New guidance on revenue recognition and financial instruments”, and “Goodwill hunting: stay alert for asset impairment charges” etc. The CFO has completed the CMA certificate and timely updates his knowledge on changing developments in SEC regulations and U.S. GAAP requirements.

Patrick Gilmore

Securities and Exchange Commission

March 9, 2012

He subscribes to Daily Financial NewsBrief produced by the CFA Association, which covers the most current financial and investment news from around the globe, including those related to U.S. GAAP and IFRS. He also reads the bimonthly Financial Analysts Journal and the quarterly updated online journal provided by CFA Association, including CFA Digest, which provides related research in financial reporting.

In the quarterly meetings held by the Audit Committee of the Company, members of the Audit Committee dedicate time to information sharing by the Company’s independent registered public accounting firm, Deloitte, on recent U.S. GAAP and SEC regulatory developments. Our CFO, the Director of Finance and Financial Reporting Manager attend these discussions with Deloitte and the Audit Committee. The most recent quarterly discussions led by Deloitte covered such topics as XBRL requirements, presentation of comprehensive income, and FASB’s newly-issued pronouncement related to testing goodwill for impairment.

Our CFO has also subscribed to newsletters from “Big 4” accounting firms, including “Accounting Link” from Ernst & Young, “Defining Issues” from KPMG and “CFOdirect” from PwC, which allows him to access the vast information pertaining to FASB and SEC. Such information further strengthens his ability to prepare the Company’s financial statements in accordance with U.S. GAAP.

B. Director of Finance

The Company’s Director of Finance got his MBA from Tsinghua University in 2004 through an international MBA programme, which courses were taken in English. His MBA programme included accounting courses based on IFRS such as Intermediate Financial Accounting, Internal Control and auditing, and Financial Statements Analysis, all of which provided him with a solid foundation for his technical skills in financial reporting and financial management.

Our Director of Finance spent approximately 120 hours in total when he worked at KPMG Beijing Office getting trained on U.S. GAAP, SEC rules and regulations and auditing methods. Such trainings provided by KPMG also include exams on U.S. GAAP.

Since 2008, our Director of Finance spends 20 hours each year to attend “Quarterly U.S. GAAP & SEC Brief,” a training course provided by a “Big Four” public accounting firm. This training course focus mainly on U.S. GAAP knowledge and SEC rules and regulations updates. The topics in this seminar he has attended these years include without limitation “accounting for subsequent events”, “calculation of EPS”, “revenue recognition”, “accounting for financial instruments”, “Non-GAAP disclosure guidance”, “purchase price allocation”, “SFAS 160 noncontrolling interests in consolidated financial statements”, “SFAS 144 accounting for the impairment or disposal of long lived assets and impairment testing for goodwill”, etc.

He also subscribes to “Defining Issues” from KPMG’s website, which allows him to receive U.S. GAAP updates periodically. For example, after receiving the Defining Issues of “Board set plan to address comments on proposed Revenue- Recognition Standard” issued on December 2010, he has studied these various scenarios for revenue recognition and accounting for product warranties, and analysed the impact to the Company if such standard were issued.

Patrick Gilmore

Securities and Exchange Commission

March 9, 2012

He is a registered user of “CFO directs Network” on PwC’s website, from which he receives and reads updated information on U.S. GAAP and SEC regulations on weekly basis. He has been able to effectively apply such U.S. GAAP knowledge to the preparation of our financial statements. For example, PwC issued a new publication of “statement of comprehensive income—the FASB has proposed to require new primary financial statements” recently. He obtained the information timely and immediately organized the Company’s finance team to study and apply the new requirement.

In addition, we purchase the most current “Wiley GAAP” every year, which is an interpretation and application of U.S. GAAP, including summary of key provisions of U.S. GAAP and IAS/IFRS, published by Wiley. Wiley GAAP is a thorough study and analysis of all U.S. GAAP set forth in the pronouncements of the FASB (Financial Accounting Standards Board) and its predecessor agencies. This useful guide contains AICPA Accounting Standards Executive Committee (ASEC) Statements of position, with all pronouncements explained, using relevant terminology and practice–oriented real–world examples.

C. Financial Reporting Manager

Our Financial Reporting Manager is a member of HKICPA, which requires that he satisfies the continuing professional development (“CPD”) programs required by HKICPA. He has completed 40 hours per year on average in CPD activities, covering topics including Convergence Project between FASB and IASB, new standards of HKFRS, IFRS updates, business valuation, and recent development in restrictions on currency exchange of Renminbi.

Our Financial Reporting Manager has completed approximately 40 CPE hours per year since 2006 as a member of CICPA, covering topics, among others, on differences between Chinese Accounting Standards, IFRS and U.S. GAAP, tax planning and recent developments in Chinese enterprise income tax. In addition, the Financial Reporting Manager has never failed to pass the examinations for all these courses from the CPE programs as set forth above, which is an essential requirement for getting annual renewal of his CICPA license.

Our Financial Reporting Manager also spends 20 hours each year to attend the training courses organized by a “Big 4” accounting firm in Beijing and also regularly reads newsletters of “Defining issues” produced by KPMG, which focuses on U.S. GAAP updates.

In addition, our Financial Reporting Manager uses ebrary provided by HKICPA, an e-book database which gives members of HKICPA access to over 7,700 titles from business and economics sectors. Through HKICPA website, our Financial Reporting Manager has been diligently reading a number of U.S. GAAP focused e-books, such as “Wiley GAAP” and “Ultimate Accountants’ reference including GAAP, IRS and SEC Regulations, Leases, and More”, and constantly researching on U.S. GAAP guidance and SEC Rules.

iii.	Professional Experience

Our CFO had a 5-year working experience with Deloitte, with last position as the senior manager of Deloitte Beijing office. During his employment with Deloitte, he spent substantial amount of his time working with U.S. GAAP related matters for U.S. listed companies, including DreamWorks (NASDAQ:DWA), Ericsson

Patrick Gilmore

Securities and Exchange Commission

March 9, 2012

(NASDAQ:ERIC), Vimicro (NASDAQ:VIMC), CNOOC (NYSE:CEO), and PetroChina (NYSE:PTR), etc. Since joining the Company six years ago, the CFO has been leading the Company’s U.S. GAAP financial statements preparation process. He also led our finance team in the preparation of the responses to the SEC comments related to our 2007 and 2010 annual reports on Form 20-F.

Since having been appointed to be the CFO of the Company in 2006, our CFO (i) manages the preparation of our financial statements in accordance with U.S. GAAP, including a detailed review of our annual report on Form 20-F; (ii) reviews and approves the Company’s accounting manual, including significant accounting policies and estimates, and accounting treatments for complex transactions; (iii) reviews and approves the memorandum for accounting treatments related to our unusual transactions, and (iv) takes ultimate responsibility of the Company’s internal control over financial reporting and monitors the progress of remedial actions taken when any deficiency is identified.

Our Director of Finance worked at KPMG Beijing office from 2004 to 2006, where he spent an aggregate of approximately 2,400 hours providing auditing services in accordance with U.S. GAAP for U.S. listed companies including China Telecom (NYSE:CHA) and SINOPEC (NYSE:SNP). After joined the Company in October 2006, he (i) reviews our financial statement under U.S.GAAP, including our annual report in Form 20-F, (ii) reviews memorandum prepared by Financial Reporting Manager in relation to our unusual transactions, and (iii) reviews our accounting manual, etc.

Our Financial Reporting Manager spent approximately 1,000 hours providing Sarbanes-Oxley Act compliance advisory services for U.S. listed company PetroChina (NYSE:PTR) for more than three years prior to joining the Company in April, 2007. His responsibilities with the Company includes (i) preparing financial statements under U.S.GAAP, (ii) conducting research on accounting issues under the direction of the CFO, (iii) preparing accounting treatments for unusual transactions, and (iv) preparing our accounting manual, etc.

While we are aware that the Staff’s comment is primarily focused on such experience gained outside of work performed for the Company, we nevertheless respectfully submits that the experience with the Company is far from insignificant in assessing their accumulated experience and enhanced ability today to thoroughly understand and correctly apply U.S. GAAP. Such experience and ability is especially eminent from the fact that the Company has not had a restatement of its financial statements, whether unaudited quarterly financial statements or audited annual financial statements throughout our CFO’s tenure to date, and we would therefore respectfully request that the Staff take this into consideration.

Although the Company is unaware of any rules or pronouncements by the Commission addressing what would be considered the requisite experience working on U.S. GAAP matters, the Company views the CFO, Director of Finance and Financial Reporting Manager’s level of experience to be sufficiently extensive and in any event not indicative of any material weakness.

iv.	English Language Skills

For the avoidance of doubt, aside from having the solid knowledge base and experience, our CFO is fluent in English and has no difficulty whatsoever in reading

Patrick Gilmore

Securities and Exchange Commission

March 9, 2012

or understanding U.S. GAAP literature or SEC rules and regulations. The Director of Finance and Financial Reporting Manager are proficient in written English and they have no difficulty in reading or understanding U.S. GAAP literature and SEC rules and regulations. More specifically, our CFO studied and worked in the U.S. and Europe for 6 years in total; our Director in Finance took all the courses in his MBA programme, including Intermediate Financial Accounting, Financial Statements Analysis, Internal Control and Auditing, etc. in English; and our Financial Reporting Manager had passed the qualification programme tested in English, which is the uniform CPA examination of HKICPA, for qualifying as a member of HKICPA.

v.	Example of U.S. GAAP Application Process

The extensive knowledge and experience in U.S. GAAP of the members of our finance team have successfully helped them resolve issues the Company has encountered in its preparation of financial statements, including the determination of the appropriate accounting treatment for significant transactions (such as accounting for uncertainty in income taxes under ASC740-10, business combination), the assessments of U.S. GAAP updates, including the new guidance on presentation of comprehensive income according to ASU2011-05, and amendments to goodwill impairment testing under ASU2011-08.

There has been no material change in the risk or operations of the Company’s business from day to day. From the completion of the Company’s IPO in 2004 until now, the nature and the transaction streams of the Company’s business have not changed significantly. In particular, the majority of the Company’s business has been conducted through providing individual users with subscription-based service packages, and the accounting treatment for such arrangement has not changed materially over the past 7 years. More specifically, the Company’s significant accounting policies, such as those relating to revenue recognition and cost of revenues, have not changed materially since 2004. The Company consummated a series of acquisitions that are important to the Company’s operation. To provide the Staff with a better idea as to how such application process typically unfolds, we set forth the following examples on how we deal with the accounting treatment for business combination for your information and consideration.

On November 5, 2009, Shanghai Chongzhi Co., Ltd (“CFO Chongzhi”), a variable interest entity of the Company acquired 80% of the equity interest of Shanghai Stockstar Securities Advisory and Investment Co., Ltd (“CFO Securities Consulting”), which is a China Securities Regulatory Commission licensed securities investment advisory firm (the “Acquisition”).

The CFO, Director of Finance and Financial Reporting Manager were actively involved in the Acquisition, frequently consulted by the business team members in charge of the Acquisition, and had a thorough understanding of the key terms of the Acquisition contracts. Based on the facts and the deal terms of the Acquisition, the Financial Reporting Manager drafted a memorandum about the accounting treatments of this business combination, in accordance with our accounting manual. The Financial Reporting Manager also referred to the e-book of “Wiley GAAP” through HKICPA website and the guidance of SFAS 141(R) (now codified as ASC805) on FASB website. Accordingly, this memorandum identified the acquirer, determined the acquisition date, measured the assets acquired and liabilities assumed, accounted for non-controlling interests, and purchase price allocation, etc. The Director of Finance, on the other hand, was responsible for reviewing the accuracy of the accounting treatments in connection with the Acquisition. He reviewed the

Patrick Gilmore

Securities and Exchange Commission

March 9, 2012

memorandum, provided comments, and confirmed the revised memorandum before submitting to our CFO for approval. With the assistance of American Appraisal China Limited, an independent third party appraiser, the Company estimated the fair value of the acquired intangible and tangible assets as well as the liabilities assumed, and performed the purchase price allocation in connection with the Acquisition, through which we recognized goodwill based on the guidance under SFAS141(R).

On November 9, 2010, CFO Chongzhi contributed an additional capital of $3,762,227 in CFO Securities Consulting, consequently, the Company’s beneficial interest in CFO Securities Consulting increased from 80% to 92.5%. On November 17, 2010 and December 20, 2010, CFO Chongzhi acquired the remaining 5% and 2.5%, respectively, equity interest in CFO Securities Consulting for a total cash consideration of $383,126. Similar to the accounting analysis process as described above, the Financial Reporting Manager performed accounting research and analysis on the relevant topics and accounted for the acquisitions of non-controlling interest according to ASC810, which was then reviewed by the Director of Finance and approved by our CFO.

2. The Company Continuously and Proactively Provides Training on U.S. GAAP for our Finance Team Members

Although the Company acknowledges that current training activities do not affect the internal control over financial reporting as of December 31, 2010, the Company wishes to note for the Staff’s information that, as part of the Company’s ongoing commitment to stay up-to-date on U.S. GAAP, the Company has consistently and proactively provided its finance team members with U.S. GAAP related training opportunities. We would like to highlight the following on-going efforts that demonstrate our commitment to keep our finance team members stay up-to-date on U.S. GAAP and SEC regulations:

Although there are not any rules or pronouncements of the Commission that the CMA or CPA is a prerequisite to evaluate the Company’s U.S. GAAP capacity, the Company has started to arrange those primarily responsible for the preparation of our financial statements, including our Director of Finance and Financial Reporting Manager, to take the U.S. Uniform CPA Examination and to get AICPA licenses. In addition, two individuals of the Company’s finance team have been preparing and taking the CMA examination.

The Company will hire a Big 4 accounting firm to conduct in-house seminars for board members and senior members of the Company’s finance team on updated U.S. GAAP and SEC regulatory issues.

The Company also plans to arrange the senior members in financial reporting team to participate the conferences organized by Center for Professional Education, Inc. (such as, SEC Conference 2012), a well-recognized continuing education provider.

3. The Company’s Internal Controls Does Not Have Material Weakness

We respectively advises the Staff that after careful examination, we have sufficient reasons to believe that no material weakness exists in our internal controls, as no deficiency in our financial reporting exists that would amount to (i) the reasonable possibility that (ii) a material misstatement (iii) will not be detected or prevented timely, as determined pursuant to the Exchange Act Rule 12b-2.

Patrick Gilmore

Securities and Exchange Commission

March 9, 2012

i.	The Company’s Audit Committee never identified or requested investigation in any material accounting issues

The Company’s Audit Committee of the Board holds quarterly meetings, with the participation of the Company’s auditor, to review the Company’s financial statements and discuss recent developments in U.S. GAAP application and SEC regulations every year. Members of the Audit Committee, have never (i) investigated or identified any material mistake in any financial data disclosed or to be disclosed in the Company’s financial statements; (ii) made any material inquiry into the Company’s internal controls, or (iii) made any recommendation to the Board with regard to any adjustment to the Company’s accounting policies.

ii.	Our independent auditor has never identified any material weakness

During the past seven years of working with the Company since June, 2004, Our independent auditor has never (i) requested any material adjustment to the Company’s internal controls, (ii) identified any material mistake in U.S. GAAP application in the Company’s preparation of annual or quarterly financial reports, or (iii) otherwise suggested or concluded that the Company has significant deficiency or material weakness in its internal controls.

In summary, since the Company is listed on NASDAQ in 2004, we have not identified any material misstatement in the Company’s previously filed annual or quarterly reports, nor is there any reasonable possibility that any material misstatement will not be detected or prevented on a timely basis. There was no material change in our key finance team since 2007. The nature and the transaction streams of the Company’s business have not changed significantly over the past 7 years since the IPO. And the accounting treatment for such arrangement has not changed materially over the past 7 years since the IPO. More specifically, the Company’s significant accounting policies, such as those relating to revenue recognition and cost of revenues, have not changed materially since 2004. As such, the Company believes that no material weakness exists in the Company’s internal controls over financial reporting.

As discussed above, taking into consideration (i) the extensive education, professional qualification, and work experience of the Company’s finance team members, and (ii) the Company’s consistent and dedicated efforts in training its finance team members on updated U.S. GAAP and SEC regulatory issues, (iii) the Company’s good track record of no restatement or material misstatement in the past 7 years since the IPO in 2004, (iv) no indicator of material misstatement has been identified in the past 7 years since the IPO; and (v) the nature and the transaction streams of the Company’s business have not changed significantly, the Company has made a rational and informed conclusion that our finance team members have sufficient U.S. GAAP expertise and that no material weakness exists in the Company’s internal controls.

In providing the above responses to the Staff’s comment, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Patrick Gilmore

Securities and Exchange Commission

March 9, 2012

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you.

Sincerely,

/s/ Jeff Wang
Jeff Wang
Chief Financial Officer on behalf of China Finance Online Co. Limited